Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-258348

Prospectus Supplement No. 3
(to prospectus dated August 24, 2021)

Up to 85,750,000 Shares of Class A Common Stock
and
Up to 1,336,329,949 Shares of Class A Common Stock
Up to 44,350,000 Warrants to Purchase Class A Common Stock
Offered by the Selling Securityholders

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated August 24, 2021 (the “Prospectus”), which forms part of our registration statement on Form S-1 (No. 333-258348) with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on September 28, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to: (1) the issuance by us of an aggregate of up to 85,750,000 shares of our common stock, par value $0.0001 per share (“Class A common stock”), consisting of (a) 41,400,000 shares of Class A common stock issuable upon exercise of the Public Warrants, (b) 42,850,000 shares of Class A common stock issuable upon exercise of the Private Placement Warrants and (c) 1,500,000 shares of Class A common stock issuable upon exercise of the Working Capital Warrants, and (2) the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”), or their permitted transferees, of (a) up to 1,336,329,949 shares of Class A common stock, consisting of (i) 1,244,157,121 issued and outstanding shares of Class A common stock, (ii) 47,822,828 shares of Class A common stock subject to vesting and/or exercise of the assumed Lucid Equity Awards and (iii) 44,350,000 shares of Class A common stock issuable upon exercise of the Private Placement Warrants and the Working Capital Warrants, and (b) 44,350,000 warrants representing the Private Placement Warrants and the Working Capital Warrants.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. Terms used in this prospectus supplement but not defined herein shall have the meanings given to such terms in the Prospectus.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act and are subject to reduced public company reporting requirements. We expect that we will cease to be an emerging growth company as of December 31, 2021. As of July 23, 2021 our majority stockholder, Ayar, owned approximately 62.7% of our outstanding common stock. As a result, we are a “controlled company” within the meaning of Nasdaq rules and, as a result, qualify for exemptions from certain corporate governance requirements. Ayar also currently has the ability to nominate five of the nine directors to our Board.

You should read the Prospectus, this prospectus supplement and any additional prospectus supplement or amendment carefully before you invest in our securities. Our Class A common stock and Public Warrants are listed on The Nasdaq Stock Market LLC under the symbols “LCID” and “LCIDW,” respectively. On September 27, 2021, the closing price of our Class A common stock was $25.89 per share and the closing price for our Public Warrants was $11.55.

Investing in our Class A common stock and warrants involves a high degree of risk. See the section titled “Risk Factors” beginning on page 8 of the Prospectus.

Neither the SEC nor any other state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

September 28, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 28, 2021

Lucid Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39408	85-0891392
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
7373 Gateway Blvd Newark, CA (Address of principal executive offices)	94560 (Zip Code)
Registrant’s telephone number, including area code: (510) 648-3553

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value per share	LCID	The Nasdaq Stock Market LLC

Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	LCIDW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933(§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

On September 28, 2021, Lucid Group, Inc. (the “Company”) issued a press release announcing the production of the Lucid Air at its Advanced Manufacturing Plant-1 factory in Casa Grande, Arizona and that customer deliveries to reservation holders of the Lucid Air Dream Edition are expected to begin in late October 2021. A copy of the Company’s press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Neither this Current Report on Form 8-K nor the press release attached hereto as Exhibit 99.1 constitutes an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description
99.1	Press Release dated September 28, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 28, 2021	LUCID GROUP, INC.

	By:	/s/ Sherry House
Name: Sherry House
Title: Chief Financial Officer

Exhibit 99.1

Lucid Starts Production of the Groundbreaking Lucid Air in Arizona;

Customer Deliveries to Begin in October

•	Lucid Production Preview Week events begin at Lucid’s factory in Casa Grande, AZ, with customers, media and policymakers, including Arizona Governor Doug Ducey, in attendance
•	First Lucid Air customer-quality cars driven off the assembly line after achieving EPA certification, as well as achieving FMVSS safety certification
•	Customer deliveries to begin in late October
•	Reservations for Lucid Air surpass 13,000

NEWARK, CA — September 28, 2021 — Lucid Group, which is setting new standards with its advanced luxury EVs, kicked off its Production Preview Week, a series of events during which Lucid opened the doors of its Advanced Manufacturing Plant (AMP-1) and Lucid Powertrain Manufacturing (LPM-1) factories in Casa Grande, Arizona, to members of the media and investor communities, policymakers, and Lucid Air Dream Edition customers.

The first customer-quality Lucid Air luxury electric sedans rolled off the assembly line today during the event at AMP-1, which included a factory commissioning ceremony with Arizona Governor Doug Ducey. Governor Ducey joined other policymakers and invited guests in highlighting Lucid’s local job creation and economic development, increase in high-tech manufacturing footprint, and plans for future expansion in the state. Lucid’s Arizona manufacturing facilities are expected to bring a projected economic output (direct, indirect, and induced) of $9 billion to the state in 2024, as well as a projected 15,000 jobs annually (direct, indirect, and induced) by 2024. During the event, customers, analysts, investors, and members of the media were also given the opportunity to be some of the first to test drive the Lucid Air.

Lucid Air Customer Deliveries to Begin in Late October

Lucid expects reservation holders of Lucid Air Dream Edition models will begin receiving their vehicles in late October, with customer deliveries ramping up thereafter. Grand Touring, Touring, and Air Pure model deliveries are expected to follow. Lucid has thus far received more than 13,000 reservations for Lucid Air and increased the planned total production quantity of the Dream Edition to 520 vehicles.

The EPA recently released its official range estimate for the Lucid Air Dream Edition Range, which is the longest range for any electric car rated by the EPA: 520 miles on a single charge, more than 100 miles over its closest competitor. The Lucid Air Dream Edition Performance and Lucid Air Grand Touring also achieved EPA estimated ranges far beyond any other EV. With customer-quality cars now coming off the line, Lucid has confirmed that the Air meets all the applicable regulatory requirements from the EPA and U.S. Department of Transportation.

“The proprietary EV technology that Lucid has developed will make it possible to travel more miles using less battery energy. For example, our Lucid Air Grand Touring has an official EPA rating of 516 miles of range with a 112-kWh battery pack, giving it an industry-leading efficiency of 4.6 miles per kWh. Our technology will allow for increasingly lighter, more efficient, and less expensive EVs, and today represents a major step in our journey to expand the accessibility of more sustainable transportation,” said Peter Rawlinson, CEO and CTO, Lucid Group. “I’m delighted that production cars endowed with this level of efficiency are currently driving off our factory line.”

AMP-1 Factory Expansion

Lucid completed the construction of the AMP-1 factory, positioned on a 590-acre site in Casa Grande, Arizona, in less than a year. As the first greenfield, dedicated electric vehicle factory to be built in North America, Lucid’s innovative AMP-1 was designed with a future-ready focus that has allowed the company to already embark on a massive expansion of the facility. This will add 2.85 million square feet to support an increase in Air production and establish production of the brand’s first SUV, Gravity, which is expected to start in 2023.

About Lucid Group

Lucid’s mission is to inspire the adoption of sustainable energy by creating the most captivating electric vehicles, centered around the human experience. The company’s first car, Lucid Air, is a state-of-the-art luxury sedan with a California-inspired design underpinned by race-proven technology. Lucid Air features a luxurious full-size interior space in a mid-size exterior footprint. Customer deliveries of Lucid Air, which is produced at Lucid’s new factory in Casa Grande, Arizona, are planned to begin in late October.

Media Contact

media@lucidmotors.com

Trademarks

This communication contains trademarks, service marks, trade names and copyrights of Lucid Group, Inc. and its subsidiaries (the “Company”) and other companies, which are the property of their respective owners.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements include, but are not limited to, statements regarding the Company’s expectations related to the start of production and deliveries of the Lucid Air and Lucid Gravity, the performance, range, and other features of the Lucid Air, construction and expansion of the Company’s AMP-1 manufacturing facility, and the promise of the Company’s technology. These statements are based on various assumptions, and actual events and circumstances may differ. Forward-looking statements are subject to a number of risks and uncertainties, including factors discussed in the Company’s Registration Statement on Form S-1, as amended, the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2020 and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, in each case, under the heading “Risk Factors,” as well as other documents of the Company that are filed, or will be filed, with the Securities and Exchange Commission. If any of these risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company does not presently know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this communication.